Item 27 Exhibit (h) ii. d.

SHAREHOLDER INFORMATION AGREEMENT

(VUL Product)

SHAREHOLDER INFORMATION AGREEMENT entered into as of April 10, 2007 by and between Janus Aspen Series (the “Fund”) and Massachusetts Mutual Life Insurance Company, and C.M. Life Insurance Company (each an “Intermediary”) with an effective date of October 16, 2007.

Prior to the effective date of this Shareholder Information Agreement, the Fund and the Intermediary agree that any request made to the Intermediary by the Fund for shareholder transaction information, and the Intermediary’s response to such request, shall be governed by the current process with respect to responding to any such requests.

As used in this Agreement, the following terms shall have the following meanings, unless a different meaning is clearly required by the contexts:

The term “Fund Anti-dilution Policies” means policies established by the Fund intended to eliminate or reduce any dilution of the value of the outstanding shares issued by the Fund.

The term “Shares” means the interests of Shareholders corresponding to the redeemable securities of record issued by the Fund under the Investment Company Act of 1940 that are held by the Intermediary under the terms of the Participation Agreement, as defined below.

The term “Shareholder” means the holder of interests in a variable life insurance contract funded through the Intermediary (“Contract”), an insured under a group life insurance contract with a beneficial interest in a Contract, or a participant in an employee benefit plan with a beneficial interest in a contract.

The term “Shareholder-Initiated Transfer Purchase” means a transaction that is initiated or directed by a Shareholder that results in a transfer of assets within a Contract to a Fund, but does not include transactions that are executed: (i) automatically pursuant to a contractual or systematic program or enrollment such as transfer of assets within a Contract to a Fund as a result of “dollar cost averaging” programs, insurance company approved asset allocation programs, or automatic rebalancing programs; (ii) pursuant to a Contract death benefit; (iii) one-time step-up in Contract value pursuant to a Contract death benefit; (iv) allocation of assets to a Fund through a Contract as a result of payments such as loan repayments, scheduled contributions, retirement plan salary reduction contributions or planned premium payments to the Contract; or (v) prearranged transfers at the conclusion of a free look period required under state law.

The term “Shareholder-Initiated Transfer Redemption” means a transaction that is initiated or directed by a Shareholder that results in a transfer of assets within a Contract

1

[page break]

out of a Fund, but does not include transactions that are executed: (i) automatically pursuant to a contractual or systematic program or enrollments such as transfers of assets within a Contract out of a Fund as a result of annuity payouts, loans, systematic withdrawal programs, insurance company approved asset allocation programs and automatic rebalancing programs; (ii) as a result of any deduction of charges or fees under a Contract; (iii) within a Contract out of a Fund as a result of scheduled withdrawals or surrenders from a Contract; or (iv) as a result of payment of a death benefit from a Contract.

The term “Participation Agreement” shall mean the Fund Participation Agreement(s), distribution and shareholder servicing agreements and/or other similar and/or related agreement(s) relating to the Intermediary’s ability to purchase Fund shares for funding of variable life insurance policies issued by the Intermediary to which Intermediary and the Fund are, and affiliates of the Fund may be parties.

The term “written” includes electronic writings and facsimile transmissions.

WHEREAS, Intermediary, pursuant to the Participation Agreement, purchases Shares of the Fund to support certain variable life insurance contracts;

WHEREAS, Intermediary and the Fund desire to enter into this agreement as a supplement to the Participation Agreement to define the information that Intermediary will provide to Fund in order that the Fund may review such information about Shareholder transactions through the Intermediary and to otherwise evidence their compliance with Rule 22c-2 under the Investment Company Act of 1940.

NOW, THEREFORE, the Fund and the Intermediary hereby agree as follows:

1.0 Shareholder Information

1.1. Agreement to Provide Information. Intermediary agrees to provide the Fund or its designee, upon written request, the taxpayer identification number (“TIN”), the Individual/International Taxpayer Identification Number (“ITIN”)1, or other government-issued identifier (“GII”) and the Contract owner number or participant account number associated with the Shareholder, if known, of any or all Shareholder(s) of the account and the amount, date and transaction type (purchase, redemption, transfer, or exchange) of every purchase, redemption, transfer, or exchange of Shares held through an account maintained by the Intermediary during the period covered by the request. Unless otherwise specifically requested by the Fund, the Intermediary shall only be required to provide information relating to Shareholder-Initiated Transfer Purchases or Shareholder-Initiated Transfer Redemptions.

[1]	According to the IRS’ website, the ITIN refers to the Individual Taxpayer Identification number, which is a nine-digit number that always begins with the number 9 and has a 7 or 8 in the fourth digit, example 9XX-7X-XXXX. The IRS issues ITINs to individuals who are required to have a U.S. taxpayer identification number but who do not have, and are not eligible to obtain a Social Security Number (SSN) from the Social Security Administration (SSA). SEC Rule 22c-2 inadvertently refers to the ITIN as the International Taxpayer Identification Number

2

[page break]

1.2 Period Covered by Request. Requests must set forth a specific period, not to exceed 90 days from the date or which transaction information is sought. The Fund may request transaction information older than 90 days from the date of the request as it deems necessary to investigate compliance with Fund Anti-dilution Policies.

1.3 Timing of Requests. Fund requests for Shareholder information shall be made no more frequently than quarterly except where the Fund has a reasonable belief that transactions submitted to the Fund by the Intermediary indicate violation of Fund Anti-dilution Policies.

1.4 Form and Timing of Response. (a) Intermediary agrees to provide, the information specified in Section 1.1 above to the Fund or its designee within a commercially reasonable time not to exceed ten (10) business days from the date the Fund’s written request for information is received by Intermediary. If requested by the Fund or its designee, Intermediary agrees to use best efforts to determine promptly whether any specific person about whom it has received the identification and transaction information specified in Section 1.1 is itself a financial intermediary (“indirect intermediary”) and, upon further request of the Fund or its designee, promptly provide (or arrange to have provided) the information set forth in Section 1.1 for those Shareholders who hold an account with an indirect intermediary. In the event that an indirect intermediary is unable or unwilling to provide the requested information, if directed by the Fund or its designee, Intermediary agrees to prohibit further purchases of Shares through such indirect intermediary. Intermediary agrees to inform the Fund whether it will provide the requested information or if it will, at the Fund’s request, block further purchases of Shares from such indirect intermediary.

(b) Responses required by this paragraph must be communicated in writing and in a format or formats mutually agreed upon by the Fund and the Intermediary. In no event, will Intermediary be required to provide data in a format or through a data transmission facility that is not supported by Intermediary. In no event will the Intermediary be required to provide information in a form or format not supported by its electronic information systems.

1.5 Limitations on Use of Information. The Fund agrees

(a) to keep any information received under this Agreement confidential according to the standard it applies to its own confidential information of a like type;

(b) not to use the information received pursuant to this Agreement for any purpose other than as necessary to comply with the provisions of Rule 22c-2 or to fulfill other regulatory or legal requirements and furthermore, the Fund shall only request and use information received pursuant to this Agreement consistent with Rule 22c-2:

(c) not to disclose the information, without the prior written consent of Intermediary, to any third party except as set forth in this Section 1.5 and to the Fund’s investment advisor and the Fund’s Board of Directors when necessary for these parties to evaluate the

3

[page break]

information in light of the Fund’s Anti-Dilution Policies. Notwithstanding the foregoing, the parties agree that the Fund may disclose shareholder information provided by the Intermediary pursuant to this Agreement to a third party service provider hired by the Fund to assist the Fund with its obligations under this Agreement and Rule 22c-2 when such third party is obligated to protect information Intermediary provides to the Fund under terms at least as stringent as those contained in this section; and

(d) to notify Intermediary in accordance with applicable state law in the event of a compromise or other breach of the security, confidentiality or integrity of information received from the Intermediary pursuant to this Agreement.

2.0 Agreement to Restrict Trading. In the event the Fund determines that any transaction of a Shareholder or Shareholders violate the Fund’s Anti-Dilution Policies (directly or indirectly through the Intermediary’s account) and the Fund determines to impose a trading restriction on the Shareholder, Intermediary agrees to execute written instructions from the Fund to prohibit the Shareholder from submitting any transaction requests that would result in the purchase, sale or exchange of Shares by any method other than via regular U.S. Mail, and, if this restriction does not halt the violations, take such other action as directed by the Fund; any of these restrictions will be applied for a period of time determined by the Fund. Unless otherwise directed by the Fund, any such restrictions or prohibitions shall only apply to Shareholder-Initiated Transfer Purchases or Shareholder-Initiated Transfer Redemptions that are effected directly or indirectly through Intermediary, except as the Fund may otherwise deem necessary for the purpose of eliminating or reducing any dilution of the value of the outstanding shares issued by the Fund. Instructions must be received by Intermediary at the following address, or such other address that Intermediary may communicate to the Fund in writing from time to time, including, if applicable, an e-mail and/or facsimile telephone number:

MassMutual Financial Group

Attn: Kimberly Biggs

1295 State Street

Springfield, MA 01111-0001

kbiggs@massmutual.com

860-562-4780

2.1 Form of Instructions. Instructions to restrict trading under Section 2.0 above must include the TIN, ITIN, or GII and the specific individual Contract owner number or participant account number associated with the Shareholder, if known. If the TIN, ITIN, GII or the specific individual Contract owner number or participant account number associated with the Shareholder is not known, the instructions must include an equivalent identifying number of the Shareholder(s) or account(s) or other agreed upon information to which the instruction relates. Upon request of the Intermediary, Fund agrees to provide to the Intermediary, along with any written instructions to prohibit further purchases or exchanges of Shares by Shareholder, information regarding those trades of the contract holder that violated the Fund Anti-Dilution Policies.

4

[page break]

2.2 Timing of Response. Intermediary agrees to execute instructions as soon as reasonably practicable but not later than five business days after receipt of the instructions by the Intermediary.

2.3 Confirmation by Intermediary. Intermediary must provide written confirmation to the Fund that instructions have been executed. Intermediary agrees to provide confirmation as soon as reasonably practicable, but not later than ten business days after the instructions have been executed.

3. Miscellaneous

3.1 Construction of the Agreement. This Agreement supplements the Participation Agreement(s) and to the extent the terms of this Agreement conflict with the terms of a Participation Agreement, the terms of this Agreement shall control.

3.2 Form of Notice. Any written instructions, requests or confirmations required or allowed by this Agreement may be made by electronic transmission of writings, including facsimile, to the addresses specified in this Agreement unless otherwise specified in writing by either party.

3.3 Termination. This Agreement will terminate upon the later of (i) the date Shares are no longer held by the Intermediary and no longer made available as investment options to Shareholders or (ii) the date of termination of all of the Participation Agreement(s).

IN WITNESS WHEREOF, the undersigned has caused this Agreement to be executed as of the date first above written.

Massachusetts Mutual Life Insurance Company	Janus Aspen Series

C.M. Life Insurance Company

By:	/s/ Craig Waddington	By:	/s/ Stephanie Grauerholz-Lofton

Name:	Craig Waddington
Title:	Vice President
Date:	4/10/07	Date:	4-13-07

5